THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF REGULATION S-T

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  4)*


                        The Growth Fund of Spain, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   399877109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               John C. Reynolds
                         Cargill Financial Markets PLC
                    Knowle Hill Park, Fairmile Lane, Cobham
                                Surrey KT11 2PD
                                United Kingdom
                                44-193-286-1000
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)
                              September 3, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 2 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Markets PLC
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             I.R.S. I.D. No.: None
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]  (b)[ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                         United Kingdom
---------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
      SHARES
---------------------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER
       OWNED             1,378,000
---------------------------------------------------------------------
      BY EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
---------------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              1,378,000
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

        1,378,000
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                              [ ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.30%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

             CO
---------------------------------------------------------------------

                                    2 of 21

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 3 of 21 Pages
-------------------                             --------------------------------


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Holdings
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             98-0157383
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
---------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
OWNED
                        1,378,000
---------------------------------------------------------------------
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10       SHARED DISPOSITIVE POWER
WITH
                        1,378,000
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,378,000
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.30%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    3 of 21

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 4 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Services Corporation
             6000 Clearwater Drive
             Minnetonka, MN  55343-9497
             41-1492786
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    1,378,000
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    1,378,000
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,378,000
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.30%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    4 of 21

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 5 of 21 Pages
---------------------------                      -------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill, Incorporated
             15407 McGinty Road West
             Wayzata, MN  55391-2399
             41-0177680
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    1,378,000
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    1,378,000
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,378,000
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.30%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    5 of 21

                             SCHEDULE 13D STATEMENT
                                  AMENDMENT #4

         Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of The Growth Fund of Spain, Inc. ("the Issuer"). The Issuer is a Maryland corporation and has its principal executive offices located at 120 South LaSalle Street, Chicago, IL 60603.

         Item 2.  Identity and Background

         (a)      This statement is being filed by the following persons:

                  (i) Cargill Financial Markets PLC, a public limited company, formed and organized under the laws of England and Wales ("CFM PLC"), which is a wholly-owned subsidiary of Cargill Holdings; and

                  (ii) Cargill Holdings, an unlimited company formed and organized under the laws of England and Wales ("Cargill Holdings"), which is, directly and indirectly, a wholly-owned subsidiary of Cargill, Incorporated; and

                  (iii) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

                  (iv)   Cargill, Incorporated, a Delaware corporation.

         Each of the persons listed in (i) to (iv) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,378,000 Shares or approximately 8.30% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (b), (c), (f) The address of CFM PLC and Cargill Holdings is Knowle Hill Park, Fairmile Lane, Cobham, Surrey KT11 2PD, United Kingdom. The principal business of CFM PLC is financial trading and investment activities. The principal business of Cargill Holdings is acting as a holding company for CFM PLC and a significant part of Cargill, Incorporated's other business interests in the United Kingdom.

         The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities, conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road

                                     6 of 21

West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

         The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

         (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for all purchases of the Shares acquired by the Reporting Persons was working capital.

         Item 4.  Purpose of Transaction

         An aggregate of 46,000 Shares were purchased for investment purposes on August 27, 1998, increasing the Reporting Persons holdings by more than 1%.

         The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. The Reporting Persons do not have any present plans that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of the Fund and general economic, financial market and industry conditions.

                                     7 of 21

         Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Persons beneficially owned 1,378,000 Shares, constituting approximately 8.30% of the outstanding Shares based upon information provided by Bloomberg. To the best of the Reporting Persons knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto beneficially owns any Shares.

         (b) CFM PLC presently has the power, and Cargill Holdings, CFSC and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 1,378,000 Shares.

         (c) Exhibit B hereto contains information as to all transactions in the Shares effected during the past 60 days by the Reporting Persons. All of the purchases reflected on Exhibit B were made for cash in open market transactions. Except as set forth on Exhibit B, within the past 60 days, the Reporting Persons did not effect any transactions in the Shares. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

         (d) No person other than CFM PLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         Except as set forth above, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits

         Exhibit A: List of Executive Officers and Directors of CFM PLC, Cargill Holdings, CFSC and Cargill, Incorporated.
         Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days.

         Signature page follows.

                                     8 of 21

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                    CARGILL FINANCIAL MARKETS PLC


                                    By:
                                       -----------------------------------------
                                       John C. Reynolds
                                       Secretary



                                    CARGILL HOLDINGS


                                    By:
                                       -----------------------------------------
                                       John C. Reynolds
                                       Secretary



                                    CARGILL FINANCIAL SERVICES CORPORATION


                                    By:
                                       -----------------------------------------
                                       Timothy S. Clark
                                       Vice President



                                    CARGILL, INCORPORATED


                                    By:
                                       -----------------------------------------
                                       Linda Cutler
                                       Vice President, Assistant General Counsel
                                       & Assistant Secretary, Administrative
                                       Division

Dated:   September 3, 1998

                                     9 of 21

                                    EXHIBIT A
                                    ---------

                          CARGILL FINANCIAL MARKETS PLC

Directors
---------
David P.L. Corridan                                 Director
Jacobus Gerardus De Jong                            Director
David W. MacLennan                                  Director
John E. Osborn                                      Director
John C. Reynolds                                    Director
David W. Rogers                                     Director
Paul J. Tiller                                      Director

Officers
--------
David P.L. Corridan                                 Managing Partner
Jane Fuller                                         Secretary
John C. Reynolds                                    Secretary


                                    10 of 21

                                    EXHIBIT A
                                    ---------

                              CARGILL HOLDINGS (UK)

Directors
---------
Paul D. Conway                                      Director
Peter A.J. Peyton                                   Director
John C. Reynolds                                    Director
Paul J. Tiller                                      Director

Officers
--------
John C. Reynolds                                    Secretary


                                    11 of 21

                                    EXHIBIT A
                                    ---------

                     CARGILL FINANCIAL SERVICES CORPORATION

Directors
---------
Robert L. Lumpkins                                  Director
Ernest S. Micek                                     Director
Michael B. Moore                                    Director
Gregory R. Page                                     Director
William W. Veazey                                   Director

Officers
--------
Michael B. Moore                                    President
Jeffery D. Leu                                      Executive Vice President
David W. MacLennan                                  Executive Vice President
Wendell Spence                                      Executive Vice President
Robert A. Kruchoski                                 Senior Vice President
Guilherme Schmidt Netto                             Senior Vice President
Bruce H. Barnett                                    Vice President
Robert D. Beach                                     Vice President
Timothy S. Clark                                    Vice President
Craig A. Ekegren                                    Vice President
Anthony J. Farraj                                   Vice President
martin Guyot                                        Vice President
Thomas F. Haller, Jr.                               Vice President
Patrick J. Halloran                                 Vice President
Ian M.C. Kerr                                       Vice President
Stephen R. Lindo                                    Vice President
J. Kirk Ogren, Jr.                                  Vice President
Kim M. Okerstrom                                    Vice President
Jeffrey A. Parker                                   Vice President
Steven C. Pumilia                                   Vice President
Frank Mor Ravndal, Jr.                              Vice President
Paul A. Richardson                                  Vice President
Debroah J. Theisen                                  Vice President
Linda L. Cutler                                     Secretary
William W. Veazey                                   Treasurer
Sheri J. Bandle                                     Assistant Vice President
Daniel G. Brian                                     Assistant Vice President
Ann M. Burke                                        Assistant Vice President
Jeffrey A. Carlson                                  Assistant Vice President
Shane F. Cotner                                     Assistant Vice President
Mark T. Guidinger                                   Assistant Vice President
Greggory S. Haugen                                  Assistant Vice President


                                    12 of 21

Tara Jensen                                         Assistant Vice President
Renee A. Kessler                                    Assistant Vice President
Mary L. Kurth                                       Assistant Vice President
Christl H. Larson                                   Assistant Vice President
Christopher T. Pears                                Assistant Vice President
Beth C. Spoonland                                   Assistant Vice President
Joseph M. Wagner                                    Assistant Vice President
Anne E. Carlson                                     Assistant Secretary
Henry W. Gjersdal, Jr.                              Assistant Secretary
Patrice H. Halbach                                  Assistant Secretary
Jeanne Y. Smith                                     Assistant Secretary
Laura H. Witte                                      Assistant Secretary


                                    13 of 21

                                    EXHIBIT A
                                    ---------

                              CARGILL, INCORPORATED

Directors
---------
Michael H. Armacost                          Director
F. Guillaume Bastiaens                       Director
Michael R. Bonsignore                        Director
Austen S. Cargill II, Ph.D.                  Director
Livio D. DeSimone                            Director
Richard M. Kovacevich                        Director
Marianne C. Liebmann                         Director
Robert L. Lumpkins                           Director
John H. MacMillan IV                         Director
David D. MacMillan                           Director
William B. MacMillan                         Director
Ernest S. Micek                              Director
David W. Raisbeck                            Director
Warren R. Staley                             Director
Michael W. Wright                            Director
W. Duncan MacMillan                          Senior Advisory Director
Whitney MacMillan                            Senior Advisory Director

Corporate Officers
------------------
Ernest S. Micek             Chairman of the Board & Chief Executive Officer
Warren R. Staley            President and Chief Operating Officer
Robert L. Lumpkins          Vice Chairman of the Board and Chief Financial
                             Officer
F. Guillaume Bastiaens      Vice Chairman of the Board
David W. Raisbeck           Executive Vice President
Daniel R. Huber             President, Asia/Pacific Sector
Gregory R. Page             Corporate Vice President and Sector President
James D. Moe                Corporate Vice President, General Counsel and
                             Secretary
Austen S. Cargill II, Ph.D. Corporate Vice President, Research and
                             Development
Ronald L. Christenson       Corporate Vice President and Chief Technology
                             Officer
Robbin S. Johnson           Corporate Vice President, Public Affairs
Nancy P. Siska              Corporate Vice President, Human Resources
Lloyd B. Taylor             Corporate Vice President, Information Technology
Edward J. Toth              Corporate Vice President and Controller
Tyrone K. Thayer            Corporate Vice President, Worldwide Cargill Foods
                            and Procurement
William W. Veazey           Corporate Vice President and Treasurer


                                  14 of 21

ELECTED OFFICERS
----------------
Fredric W. Corrigan         President, Agriculture-Biosciences Group
Richard D. Frasch           President, Animal Nutrition Division
John E. Geisler             President, Dry Milling
Brian F. Hill               President, Worldwide Seed
Gary W. Jarrett             President, Cargill Energy
Frank Karsbergen            President, Juice, Cocoa, Malt Group
Peter A. Kooi               President, World Grain Trading Group
David M. Larson             President, Animal Nutrition and Poultry Group
John D. March               President, World Oilseeds Processing Group
Henricus M. Mathot          President, Fertilizer
Gary W. Mize                President, Cargill Juice
Michael B. Moore            President, Financial Markets Group
Robert R. Parmelee          President, Biosciences
Frank L. Sims               President, North American Grain
Charles L. Sullivan         President, Salt
James T. Thompson           President, Cargill Steel Group
Michael A. Urbanic          President, North American Corn Milling
Norman Hay                  Co-President, Cargill-Monsanto Joint Venture
Lawrence F. DeWitt          Senior Vice President, Latin America Sector

APPOINTED OFFICERS
------------------
Bruce H. Barnett            Vice President, Tax & General Tax Counsel,
                             Administrative Division
John I. Bjelland            Vice President, Information Technology, Agriculture
                             Group and Cargill Grain Division
Joseph P. Botos             Vice President, Administrative Division
William C. Britt            Vice President, Administrative Division
Charles A. Clogston         Vice President, Controller, Administrative Division
Linda L. Cutler             Vice President, Assistant General Counsel &
                             Assistant Secretary, Administrative Division
James A. Guyre              Vice President, Controller, Administrative Division
James N. Haymaker           Vice President, Strategy and Business Development,
                             Administrative Division
H. Jed Hepworth             Latin American General Counsel, Administrative
                             Division
Alistair D. Jacques         Vice President, Corporate Information Technology
                             Operations, Administrative Division
Galen G. Johnson            Vice President, Director of Worldwide Audit,
                             Administrative Division
Stephen D. Laing            Vice President, Controller, Administrative Division
Ronald L. Laumbach          Vice President and North American General
                             Counsel, Administrative Division
William P. Miller, Jr.      Vice President, Controller, Administrative Division


                                   15 of 21

R. Kent Norby               Vice President, Human Resources, Administrative
                             Division
Bonnie E. Raquet            Vice President, Public Affairs, Administrative
                             Division
Daniel v.O. Slingeland      Vice President and Assistant Treasurer,
                             Administrative Division
Linda L. Thrane             Vice President, Public Affairs, Administrative
                             Division
William L. Varner           Vice President, Administrative Division
Dennis E. Walters           Vice President and Controller, Administrative
                             Division
Petrus Zaal                 Vice President, Administrative Division

Orland D. Thorbeck          Controller, Human Resources, Administrative
                             Division

Nancy L. Ballsrud           Assistant Vice President, Corporate Treasury &
                             Assistant Treasurer, Administrative Division
Ronald G. Dudley            Assistant Vice President, Strategy and Business
                             Development Department, Administrative Division
Brian L. Foltz              Assistant Vice President, Insurance, Administrative
                             Division
Henry W. Gjersdal, Jr.      Assistant Vice President, Tax & Assistant General
                             Tax Counsel, Administrative Division
Patrice H. Halbach          Assistant Vice President, Tax & Assistant General
                             Tax Counsel, Administrative Division
W. Brendan Harrington       Assistant Vice President, Public Affairs,
                             Administrative Division
James S. Hield              Assistant Vice President, Public Affairs,
                             Administrative Division
Fred B. Lafferty            Assistant Vice President, Corporate Security,
                             Administrative Division
John J. McCabe              Assistant Vice President, Office Services,
                             Administrative Division
Jeanne E. McCaherty         Assistant Vice President, Central Research,
                             Administrative Division
H. S. Muralidhara           Assistant Vice President, Administrative Division
M. Stephanie Patrick        Assistant Vice President, Public Affairs,
                             Administrative Division
Carol H. Pletcher           Assistant Vice President, Corporate Quality,
                             Administrative Division
Felix A. Ricco              Assistant Vice President, Human Resources,
                             Administrative Division
James M. Wallace            Assistant Vice President, Corporate Marketing
                             Communications, Administrative Division


                                    16 of 21

Jeanne Y. Smith             Assistant Secretary, Administrative Division
Tracy L. Wessel             Assistant Secretary, Administrative Division

David B. Braden             Assistant Treasurer, Administrative Division

Jerry D. Havemann           Vice President, Information Technology, Animal
                             Nutrition and Meat Sector
Jerome D. Leising           Vice President, Animal Nutrition and Meat Sector

Thomas L. Fritz             Senior Vice President, Animal Nutrition Division
Douglas J. Barisnky         Vice President, Animal Nutrition Division
Kenneth E. Ekstrom          Vice President, Animal Nutrition Division
H. Terry Olson              Vice President, Animal Nutrition Division
George M. Kemp              Controller, Animal Nutrition and Poultry Group

William A. Buckner          President, Worldwide Beef, Red Meat Group
George J. Kwasniak          Controller, Red Meat Group

Hugh B. Guill               Senior Vice President, Worldwide Poultry
Lee B. Skold                Senior Vice President, Worldwide Poultry
Paul E. Lawrence            Vice President, North American Turkeys
John J. O'Carroll           Vice President, Worldwide Poultry & President,
                             North American Turkeys
Jerry R. Rose               Vice President, Worldwide Poultry
Richard T. Wyatt            Vice President, North American Turkeys
Glenda R. Hoogland          Controller, North American Feed
Deryle G. Oxford            Assistant Vice President, North American Turkeys
Andrew B. Southerly         Assistant Vice President, North American Turkeys

David L. Gabriel            Senior Vice President, Cargill Energy Division
Aaron R. Markley            Senior Vice President, Cargill Energy Division
Dennis D. Bowersox          Assistant Vice President, Cargill Energy Division
Donald A. Dietrich          Assistant Vice President, Cargill Energy Division
Bryan D. Price              Assistant Vice President, Cargill Energy Division
Robert H. Takvorian         Assistant Vice President, Cargill Energy Division

Peter W. Reed               Senior Vice President, Cargill Grain Division
William J. Burns            Vice President, Cargill Grain Division
Gary E. Dahl                Vice President, Cargill Grain Division
Daniel P. Dye               Vice President, Cargill Grain Division
William M. Hale             Vice President, Cargill Grain Division
James T. Prokopanko         Vice President, Cargill Grain Division
James T. Sutter             Vice President, Cargill Grain Division
Donald H. Vogt              Vice President, Cargill Grain Division


                                    17 of 21

Karen R. Polzin             Controller, Cargill Grain Division
Richard R. Calhoun          Assistant Vice President, Cargill Grain Division
Donald A. Hilger            Assistant Vice President, Cargill Grain Division
Daniel W. Ruiter            Assistant Vice President, Cargill Grain Division
Steven A. Smalley           Assistant Vice President, Cargill Grain Division

David E. Dines              Vice President, Commodity Risk Management
                             Products Department
Brent C. Bechtle            Assistant Vice President, Commodity Risk
                             Management Products Department
Jeffrey M. Goldstein        Assistant Vice President, Commodity Risk
                             Management Products Department
Jeffrey C. Seeley           Assistant Vice President, Commodity Risk
                             Management Products Department

Robert J. Mann              President, Ferrous International Department,
                             Cargill Steel
Joseph D. Lea               Vice President, Steel and Wire Department,
                             Cargill Steel
Jean A. Lhermitte           Vice President, Ferrous International Department,
                             Cargill Steel
Larry H. Virtue             Vice President, Steel and Wire Department,
                             Cargill Steel
Bruce K. Lanske             Controller, Steel and Wire Department, Cargill Steel

Kenneth M. Mooney           Vice President and General Manager, Coffee
                             Department
John W. Bunker              Vice President, Coffee Department
Barry J. Burnett            Controller, Coffee Department

James A. Madich             Vice President, Dry Milling Division
Scott J. Montgomery         Vice President, Dry Milling Division
Guy R. Shoemaker            Vice President, Dry Milling Division
Thomas P. Abrahamson        Assistant Vice President, Dry Milling Division
George J. Schember          Assistant Vice President, Dry Milling Division
H. Rex Winter               Assistant Vice President, Dry Milling Division
Gary Q. Yee                 Assistant Vice President, Dry Milling Division
Roy S. Alexander            Controller, North American Flour Milling

Joseph M. Hausback          Senior Vice President, Fertilizer Division
Burnis L. Wilhelm           Vice President, Fertilizer Division
Patricia E. Rogers          Controller, Fertilizer Division
Robert L. Hesse             Assistant Vice President, Fertilizer Division
Michael R. Rahm             Assistant Vice President, Fertilizer Division
Corrine D. Ricard           Assistant Vice President, Fertilizer Division


                                    18 of 21

Douglas R. Linder           Vice President, Cargill Foods

Hendrikus L. DeBeer         Controller, Malt Division

Gordon K. Adkins            Vice President, North American Corn Milling Division
Peter B. Boynton            Vice President, North American Corn Milling Division
Robert A. Hovden            Vice President, North American Corn Milling Division
Robert E. Siegert           Vice President, North American Corn Milling Division
Richard J. Peters           Controller, North American Corn Milling Division
Patrick E. Bowe             Assistant Vice President, North American Corn
                             Milling Division
Dale E. Cox                 Assistant Vice President, North American Corn
                             Milling Division
E. Thomas Erdmann III       Assistant Vice President, North American Corn
                             Milling Division
Aswhin M. Madia             Assistant Vice President, North American Corn
                             Milling Division
Douglas E. Punke            Assistant Vice President, North American Corn
                             Milling Division
R. Creager Simpson          Assistant Vice President, North American Corn
                             Milling Division
William C. Winetroub        Assistant Vice President, North American Corn
                             Milling Division

Barbara T. Ducat            Controller, Northeast Petroleum Department

Andrew L. Workman           Controller, Peanut Department

William C. Britt            Vice President, Salt Division
Gifford A. Howarth          Vice President, Salt Division
Gerald O. Rohlfsen          Vice President, Salt Division
Gerald J. Thornton, Jr.     Vice President, Salt Division
Michael G. Venker           Vice President, Salt Division
Gregory M. Wold             Vice President, Salt Division
Lawrence L. Overstreet      Controller, Salt Division
Catherine A. Hay            Assistant Vice President, Salt Division
Micheal D. Lane             Assistant Vice President, Salt Division
Michael A. Lilly            Assistant Vice President, Salt Division
Michael R. Schmit           Assistant Vice President, Salt Division

John M. Buman               Vice President, Seed Division
Vernon E. Gracen, Jr.       Vice President, Seed Division
Randall G. Jeppson          Vice President, Seed Division
Ronald F. Musech            Vice President, Seed Division


                                    19 of 21

William R. Rouse            Vice President, Seed Division
Michael J. Hall             Controller, Worldwide Seed

Patrick C. Bennett          Assistant Vice President, Sugar Department

Dale A. Fehrenbach          Vice President, Plant Operations and Engineering,
                             Trading Sector
William L. Varner           Controller, Trading Sector

Mark R. Schulze             Vice President, World Oilseeds Processing Group
Hershel R. Austin           Vice President, North American Oilseed
                             Processing Division
Martin G. Dudley            Vice President, North American Oilseed
                             Processing Division
Willis M. Gillett           Vice President, North American Oilseed
                             Processing Division
Hector Orlando Marsili      Vice President, North American Oilseed
                             Processing Division
Ian C. Purtle               Vice President, North American Oilseed
                             Processing Division
Francis W.I. Van Doninck    Controller, North American Oilseed
                             Processing Division
Douglas J. Collison         Assistant Vice President, North American Oilseed
                             Processing Division
William A. Lowe, Jr.        Assistant Vice President, North American Oilseed
                             Processing Division
Norman R. Spaeth            Assistant Vice President, North American Oilseed
                             Processing Division
Maureen M. Dolan            Assistant Controller, North American Oilseeds

Nicholas A. Emanuel         Vice President, Cargill Juice
Charles O. Rankins          Controller, Cargill Juice
Jack H. Huston              Assistant Vice President, Cargill Juice

Howard J. Bohlander, Jr.    Vice President and General Manager, Latin American
                             Grain, World Grain Trading Group


                                    20 of 21

                                   Exhibit B
                                   ---------


Trade Date     Qty/Par      Price    Principal   Commission   Net Cash  Tran Type  Tran Id  Sts
----------     -------      -----    ---------   ----------   --------  ---------  -------  ---
   980825     10,000.00     21.125      211250       600     210,642.95       S     341322   CP
   980826     19,400.00    19.7552   383250.88      1164     384,414.88       B     341798   CP
   980824     20,600.00    20.0607   413250.42      1236     414,486.42       B     340897   CP
   980827     46,000.00    18.7989    864749.4      2760     867,509.40       B     342283   CP
   980821     21,200.00    20.3939   432350.68      1272     433,622.68       B     340579   CP
   980818      1,000.00    21.2688     21268.8        60      21,328.80       B     339878   CP
   980817      1,100.00         21       23100        66      23,166.00       B     339663   CP
   980811     11,900.00    20.9443   249237.17       714     249,951.17       B     338408   CP
   980806     10,000.00      21.75      217500       600     218,100.00       B     337407   CP
   980804      6,000.00     22.375      134250       360     134,610.00       B     336826   CP
   980731     10,000.00     22.625      226250       600     226,850.00       B     336117   CP
   980723      5,000.00    22.3125    111562.5       300     111,862.50       B     334635   CP
   980717      3,600.00    22.6944    81699.84       216      81,915.84       B     333568   CP
   980716      2,000.00    22.5625       45125       120      45,245.00       B     333308   CP
   980716      5,000.00    22.6875    113437.5       300     113,133.71       S     333309   CP
   980715     10,000.00       22.5      225000       600     224,392.50       S     333127   CP
   980714     10,500.00    22.3185   234344.25       630     234,974.25       B     333083   CP
   980710      1,100.00    22.0568    24262.48        66      24,328.48       B     333236   CP
   980709     14,000.00    21.9375      307125       840     307,965.00       B     331957   CP
   980707     10,000.00    22.1875      221875       600     222,475.00       B     331357   CP


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